HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  July 9, 2013

Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Post-Effective Amendment #4 to Form S-1
            File No. 333-174194

     This office represents Vanguard Energy Corporation (the "Company").

     Post-Effective Amendment #4 to the above captioned registration statement has been filed with the Commission. The following are the Company's responses to the Staff's letter dated June 28, 2013:

     1. In December 2011, in its initial public offering, the Company sold:

          o    4,800,000 shares of common stock;

          o    4,800,000 Class A warrants; and

          o Underwriters' warrants. The Underwriters' warrants allow the holders to purchase up to 480,000 units at a price of $1.20 per unit at any time prior to February 28, 2016. Each unit consists of one share of the Company's common stock and one Class A warrant.

     None of the Class A warrants and none of the underwriters' warrants have been exercised. The table accompanying the Explanatory Note has been revised in this respect.

     2. The wording which is the subject of this comment has been revised.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                               By
                                   William T.  Hart